June 26, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Re:	TripAdvisor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 1-35362

Dear Ms. Blye:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 15, 2012 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until July 17, 2012 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than July 17, 2012. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 795-7943. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Suzanne Filippi

Suzanne Filippi

Senior Corporate Counsel and Assistant Secretary

cc:	Seth Kalvert, TripAdvisor, Inc.

Michael Minahan, Goodwin Procter LLP